UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

CNH INDUSTRIAL N.V.

Form 6-K for the month of January 2016

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated January 29, 2016 titled: “CNH Industrial closes the year with strong results. Fourth quarter 2015 revenues of $7.1 billion, operating profit of Industrial Activities of $563 million, up 50%, at a margin of 8.2%, net income before restructuring and other exceptional items of $262 million and net industrial debt at $1.6 billion. Highest agricultural equipment operating margin amongst major OEMs, at 11.7% for the fourth quarter.”

Exhibit 99.2	CNH Industrial N.V. Fourth Quarter and Full-Year 2015 Results Review Presentation

Exhibit 99.3	Press release, dated January 29, 2016 titled: “CNH Industrial N.V. to launch common shares buyback program”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name: Michael P. Going
Title: Corporate Secretary

January 29, 2016

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release, dated January 29, 2016 titled: “CNH Industrial closes the year with strong results. Fourth quarter 2015 revenues of $7.1 billion, operating profit of Industrial Activities of $563 million, up 50%, at a margin of 8.2%, net income before restructuring and other exceptional items of $262 million and net industrial debt at $1.6 billion. Highest agricultural equipment operating margin amongst major OEMs, at 11.7% for the fourth quarter.”

Exhibit 99.2	CNH Industrial N.V. Fourth Quarter and Full-Year 2015 Results Review Presentation

Exhibit 99.3	Press release, dated January 29, 2016 titled: “CNH Industrial N.V. to launch common shares buyback program”